UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2014

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date: January 27, 2014	By:	/S/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and
Chief Financial Officer

FOURTH QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.
Mr. Kevin McGrath
Managing Partner of Cameron Associates
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI ELECTRONICS, INC.

Q4 2013 Sales down 25%, Gross profit margin at 8.7%

SHENZHEN, PRC – January 27, 2014 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”)

(NYSE Symbol: NTE) today announced its unaudited results for the fourth quarter ended December 31, 2013.

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Yearly Results
	Q4 2013	Q4 2012	YoY(%)(d)	2013	2012	YoY(%)(d)
Net sales (a)	$234,947	$312,196	(25)	$855,847	$678,113	26
Gross profit (a)	$20,521	$28,133	(27)	$67,635	$68,238	(1)
% of sales	8.7%	9.0%	—	7.9%	10.1%	—
Operating income (a)	$4,982	$20,813	(76)	$35,465	$45,300	(22)
% of sales	2.1%	6.7%	—	4.1%	6.7%	—
per share (diluted)	$0.11	$0.46	(76)	$0.78	$1.00	(22)
Net income (b)(c)	$9,247	$36,606	(75)	$297	$66,921	(100)
% of sales	3.9%	11.7%	—	0.03%	9.9%	—
Basic earnings per share	$0.20	$0.82	(76)	$0.01	$1.49	(99)
Diluted earnings per share	$0.20	$0.80	(75)	$0.01	$1.48	(99)
Weighted average number of shares (‘000)
Basic	45,273	44,804		45,223	44,804
Diluted	45,399	45,692		45,693	45,345

Notes:

(a)	The net sales, gross profit and operating income excluded the discontinued operations located primarily in Wuxi, China. The Wuxi operations for the current and prior periods were classified as “discontinued operations” and disclosed in the statement of comprehensive income separately under income (loss) from discontinued operations (net of tax) and not included in the presentation of net sales, gross profit and operating income that form parts of the operating income of “continuing operations”. For the three months ended December 31, 2013 and December 31, 2012, the discontinued operations recognized net sales of nil and $156.4 million, a gross (loss) profit of ($0.1) million and $20.8 million, and an operating income of $0.3 million and $18.0 million respectively. For the twelve months ended December 31, 2013 and December 31, 2012, the discontinued operations recognized net sales of $47.1 million and $494.0 million, a gross (loss) profit of ($0.5) million and $37.0 million, and an operating (loss) income of ($37.9) million and $25.9 million respectively.
(b)	Net income for the three months ended December 31, 2013 included (i) income from discontinued operations (net of tax) of $0.6 million and (ii) income from continuing operations in Shenzhen of $8.7 million (including layoff compensation of $12.5 million due to core business transformation, gain from disposal of fixed assets and idle fixed assets of $2.3 million, interest income of $1.8 million, gain on exchange difference of $1.9 million and incentive government allowance of $1.0 million).
(c)	Net income for the twelve months ended December 31, 2013 included (i) loss from discontinued operations (net of tax) of $40.9 million (including impairment loss on fixed assets of $35.0 million, net deferred tax expenses of $3.7 million and layoff compensation of $1.1 million in Wuxi) and (ii) income from continuing operations of $41.2 million (including provision for bad debts of $2.2 million, layoff compensation of $14.0 million due to core business transformation, net deferred tax expenses of $0.8 million, gain from disposal of fixed assets and idle fixed assets of $3.0 million, interest income of $4.9 million, gain on exchange difference of $4.4 million, legal liability provision on legal case reversal of $1.0 million, income from sanctioned payment of $1.1 million upon the resolution of a legal dispute and incentive government allowance of $1.1 million).
(d)	This information has been published on the Company’s website http://www.namtai.com/quarterly/quarterly.htm under the quarterly earnings report of Q4 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2013

1. Quarterly Sales

(In thousands of US Dollars, except percentage information)

Quarter	2013	2012	YoY(%) (Quarterly)	YoY(%) (Quarterly accumulated)
1st Quarter	$168,799	$87,619	92.7	92.7
2nd Quarter	$167,902	$102,318	64.1	77.3
3rd Quarter	$284,199	$175,980	61.5	69.7
4th Quarter	$234,947	$312,196	(24.7)	26.2

Total	$855,847	$678,113

Note:

*	The above sales have excluded discontinued operations. Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q4 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

2. Key Highlights of Financial Position

	As at December 31, 2013	As at December 31, 2012(a)
Cash on hand and fixed deposits maturing over three months	$270.3 million	$207.7 million
Ratio of cash(b) to current liabilities	2.06	0.76
Current ratio	3.28	2.02
Ratio of total assets to total liabilities	3.77	2.33
Return on equity	0.1%	19.5%
Ratio of total liabilities to total equity	0.36	0.75
Debtors turnover	30 days	55 days
Inventory turnover	14 days	28 days
Average payable period	44 days	85 days

Notes:

(a)	Certain financial ratio of the Company as at December 31, 2012 has been restated according to the reclassified assets and liabilities resulted from discontinued operations. Please see page 8 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q4 2013 on page 8, Condensed Consolidated Balance Sheets.
(b)	Cash in the financial ratio included both cash on hand and fixed deposits maturing over three months with amount of $270.3 million and $207.7 million in total as at December 31, 2013 and December 31, 2012, respectively.

OPERATING RESULTS

Net sales, gross profit and operating income for the fourth quarter of 2013 and the same quarter of 2012 were presented excluding the discontinued operations (primarily our Wuxi facility). Net sales in the fourth quarter of 2013 were $234.9 million, a decrease of 24.7%, compared to the net sales of $312.2 million for the same quarter of 2012. Gross profit in the fourth quarter of 2013 was $20.5 million, a decrease of 27.1%, compared to $28.1 million in the fourth quarter of last year. Gross profit margin for the fourth quarter of 2013 was 8.7%, a decrease of 0.3%, compared to 9.0% in the fourth quarter of last year. Operating income for the fourth quarter of 2013 was $5.0 million, a decrease of 76.1%, compared to $20.8 million in the fourth quarter of last year.

With respect to the discontinued operations (primarily our Wuxi facility), for the fourth quarter of 2013 and the same period of 2012, the net sales were nil and $156.4 million, gross (loss) profit were ($0.1) million and $20.8 million, and operating income were $0.3 million and $18.0 million, respectively.

After considering the income from discontinued operations (net of tax), net income in the fourth quarter of 2013 was $9.2 million, or $0.20 per diluted share, a decrease of 74.7%, compared to net income of $36.6 million, or $0.80 per diluted share, in the fourth quarter of last year. The decrease was primarily the result of the loss of orders for the Company’s operations in Wuxi, represented by the income difference between the $0.6 million income from discontinued operations (net of tax) in the fourth quarter of 2013 compared with $16.9 million income in same period last year. Net income from continuing operations (in Shenzhen) decreased to $8.7 million in the fourth quarter of 2013 from $19.7 million in same period last year, mainly due to the accrual of layoff compensation of $12.5 million as a part of our core business transformation.

Net sales, gross profit and operating income for the twelve months ended December 31, 2013 and the same period of 2012 were presented excluding the discontinued operations (primarily our Wuxi facility). For the twelve months ended December 31, 2013, net sales were $855.8 million, an increase of 26.2%, compared to the net sales of $678.1 million for the same period of 2012. Gross profit in the twelve months ended December 31, 2013 was $67.6 million, a decrease of 0.9%, compared to $68.2 million in the same period of last year. Gross profit margin for the twelve months ended December 31, 2013 was 7.9%, a decrease of 2.2%, compared to 10.1% in the same period of last year. Operating income for the twelve months ended December 31, 2013 was $35.5 million, a decrease of 21.7%, compared to $45.3 million in the same period of last year.

For the twelve months ended December 31, 2013 and December 31, 2012, our discontinued operations recognized net sales of $47.1 million and $494.0 million, gross (loss) profit of ($0.5) million and $37.0 million, and operating (loss) income of ($37.9) million and $25.9 million, respectively. After considering the (loss) income from our discontinued operations (net of tax), net income for the twelve months ended December 31, 2013 was $0.3 million, or $0.01 per diluted share, compared to net income of $66.9 million, or $1.48 per diluted share, in the same period of last year. The decrease was primarily attributable to the absence and losses from discontinued operations, which included the impairment loss of fixed assets of $35.0 million and net deferred tax expenses of $3.7 million.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q4 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

The Company recorded revenue of $234.9 million in the fourth quarter of 2013, excluding discontinued operations. This revenue was mainly attributed to the production of high-resolution LCMs for smartphones at the Company’s Shenzhen facility.

As announced previously, the Company has discontinued its production operations of LCMs for tablets in Wuxi at the end of June 2013 due to a lack of customer orders. As for the high-resolution LCMs for smartphones, the Company received orders from a customer to extend the production throughout the third and fourth quarters of 2013. The production of these orders had substantially completed by December 2013 and the shipment will be completed within January 2014. There are presently no more outstanding orders for smartphone LCMs. There are, however, still a few minor LCM orders for automobile applications requested by another customer, which would allow us to extend a small amount of production up to the end of April 2014. We currently have no more orders for any LCM production thereafter and estimate that the aforesaid final orders will only generate net sales of around $50 million in the first half of 2014.

Also announced previously, we have been forced to cease our core business of LCM production by the end of April 2014, due to a customer’s repeated and continuous changes in its formal purchasing orders without suitable commitment and, as a result, a strong likelihood that no reasonable profit margin can be gained anymore from continuing production. We have decided our core business of LCM production will formally cease by the end of April 2014. After April 2014, we intend to sell all of our machinery and production lines in all our facilities. We expect the sales will be finalized around end of July 2014.

Upon the cessation of our core business of LCM production, our management will thoroughly focus our efforts on developing two parcels of property in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, by converting these two parcels of land into high-end commercial complexes. Upon which, we will become the landlord and manager of the commercial complexes and, as a result of which, our core business will be transformed from the EMS industry to property development and management. We project that the development of these two properties will take approximately four years each to complete following our board’s approval, which is scheduled in July 2014. During this development period, all overheads expenses, development costs and dividend will be funded from interest income and rental income, together with Company’s cash on hand and bank facilities, which we believe is sufficient.

The information contained in or that can be accessed through the websites mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2014

As announced on November 4, 2013, the Company has set the payment schedule of quarterly dividends for 2014. The dividend for Q1 2014 was paid on January 17, 2014. The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2014.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2014	December 31, 2013	January 17, 2014	$0.02	PAID
Q2 2014	March 31, 2014	before April 30, 2014	$0.02
Q3 2014	June 30, 2014	before July 31, 2014	$0.02
Q4 2014	September 30, 2014	before October 31, 2014	$0.02

Total for Full Year 2014			$0.08

The Company’s decision to continue dividend payments in 2014 does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2014 will be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2014, we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2014

The following table repeats and updates the previously announced schedule for the announcements of financial results for the year 2014.

Announcements of Financial Results
Quarter	Date of release
Q1 2014	April 28, 2014 (Mon)
Q2 2014	August 4, 2014 (Mon)
Q3 2014	November 3, 2014 (Mon)
Q4 2014	February 2, 2015 (Mon)

ANNUAL GENERAL MEETING

The 2014 Annual General Meeting (“AGM”) has been scheduled to be held on Friday, June 6, 2014 at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen facility in the location of Gushu Industrial Estate, Xixiang, Baoan, Shenzhen, People’s Republic of China. More detailed information of the AGM will be disclosed in Proxy Statement which will be released before the end of April 2014.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important  factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; the  financial resources and credit rating of Company’s customers under the current global recession; the effects that current credit and market conditions could have on the liquidity and financial condition of our customers and suppliers, including any impact on their ability to meet their contractual obligations; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; component quality or shortage, whether or not cause by customers change in specifications, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of property in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successfully redevelopment of the two parcels; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations our ability to win business; the negative effect of the litigation faced by the Company. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2014 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2014, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all, Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and the subsequent investors conference call; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, i.e. LCD modules and FPCAs. These components are used in numerous electronic products, including smartphones, tablets, automotive, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Upon the cessation of our LCM manufacturing business around April 2014, we will focus our efforts on redeveloping two parcels of property in Gushu, Shenzen, and Guangming, Shenzhen, respectively, by converting these two parcels into high-end commercial complexes. Subsequently, we believe our principal income will be derived from the rental income from the commercial complexes and our core business will be transformed from electronic manufacturing and design services to property development and management.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED DECEMBER 31, 2013 AND 2012

(In Thousands of US Dollars except share and per share data)

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012

Net sales (1)	$234,947	$312,196	$855,847	$678,113
Cost of sales	214,426	284,063	788,212	609,875

Gross profit	20,521	28,133	67,635	68,238

Costs and expenses
General and administrative expenses	16,911	7,209	33,317	20,739
Selling expenses	99	111	462	1,483
Research and development expenses	—	—	—	716

	17,010	7,320	33,779	22,938

Other operating income	1,471	—	1,609	—

Operating income	4,982	20,813	35,465	45,300

Other income, net (2)	4,598	2,775	11,955	5,283
Interest income (2)	1,816	619	4,939	2,038

Income before income tax	11,396	24,207	52,359	52,621
Income tax expenses	(2,737)	(4,464)	(11,143)	(15,188)

Income from continuing operations	8,659	19,743	41,216	37,433
Income (loss) from discontinued operations, net of tax	588	16,863	(40,919)	29,488

Consolidated net income	9,247	36,606	297	66,921
Other comprehensive income	—	—	—	—

Consolidated comprehensive income	$9,247	$36,606	$297	$66,921

Basic net earnings (loss) per share:
Basic earnings per share from continuing operations	$0.19	$0.44	$0.91	$0.83

Basic earnings (loss) per share from discontinued operations	$0.01	$0.38	$(0.90)	$0.66

Basic net earnings per share	$0.20	$0.82	$0.01	$1.49

Diluted net earnings (loss) per share:
Diluted earnings per share from continuing operations	$0.19	$0.43	$0.90	$0.83
Diluted earnings (loss) per share from discontinued operations	$0.01	$0.37	$(0.89)	$0.65
Diluted net earnings per share	$0.20	$0.80	$0.01	$1.48
Weighted average number of shares (‘000)
Basic	45,273	44,804	45,223	44,804
Diluted	45,399	45,692	45,693	45,345

Notes:

(1)	The sales from the discontinued operations were nil and $156.4 million for the three months ended December 31, 2013 & 2012. respectively;
(2)	The other and interest income of $6.4 million from continuing operations has included gain on exchange difference of $1.9 million, interest income of $1.8 million and incentive government allowance of $1.0 million for the three months ended December 31, 2013.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2013 AND DECEMBER 31, 2012

(In Thousands of US Dollars)

	December 31 2013	December 31 2012
ASSETS
Current assets:
Cash and cash equivalents(1)	$68,707	$157,838
Fixed deposits maturing over three months(1)	201,565	49,824
Accounts and notes receivable, net	70,917	101,666
Derivative financial instrument	—	99
Inventories	30,493	46,732
Prepaid expenses and other receivables	5,908	21,143
Finance lease receivable – current	3,921	3,583
Deferred tax assets – current	—	444
Income taxes recoverable	—	169
Assets held for sale	45,423	—
Current assets from discontinued operations	2,364	168,532

Total current assets	429,298	550,030

Property, plant and equipment, net	49,076	64,226
Finance lease receivable – non current	4,987	8,553
Land use rights	10,951	11,218
Deferred tax assets – non current	—	1,690
Other assets	107	327

Total assets	$494,419	$636,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$395
Accounts payable	95,303	141,271
Accrued expenses and other payables	28,860	33,428
Dividend payable	3,622	26,882
Income tax payable	3,010	2,688
Current liabilities from discontinued operations	234	67,209

Total current liabilities	131,029	271,873
Deferred tax liabilities	—	1,379

Total liabilities	131,029	273,252

EQUITY
Shareholders’ equity:
Common shares	453	448
Additional paid-in capital	291,731	287,602
Retained earnings	71,214	74,750
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	363,390	362,792

Total liabilities and shareholders’ equity	$494,419	$636,044

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months with amount of $201.6 million and $49.8 million as at December 31, 2013 and December 31, 2012 are not classified as cash on hand but require separate disclosure in the balance sheet.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2013 AND 2012

(In Thousands of US Dollars)

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$9,247	$36,606	$297	$66,921
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	3,206	8,519	21,355	26,133
(Reversal) provision for inventories	(393)	(26)	(526)	1,282
(Reversal) provision for goods return	(385)	(201)	(402)	402
(Reversal) provision for bad debts	—	(561)	2,158	45
Gain on disposal of property, plant and equipment	(2,195)	(4)	(3,096)	(810)
Gain on disposal of idle property, plant and equipment	(783)	—	(1,352)	—
Loss on disposal of other assets	—	—	366	—
Impairment loss on fixed assets and land use rights	—	—	34,955	—
(Gain) loss on derivative financial instruments	(19)	(99)	(580)	57
Share-based compensation expenses	39	164	1,536	547
Loss on liquidation of a subsidiary	—	—	235	—
Decrease in deferred income taxes	1,611	258	4,498	5,460
Unrealized exchange gain	(758)	(507)	(2,087)	(648)
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable	22,194	1,715	82,633	(81,245)
Decrease (increase) in inventories	5,702	50,896	25,671	(25,064)
Decrease (increase) in prepaid expenses and other receivables	8,945	4,386	21,656	(10,030)
Decrease (increase) in income tax recoverable	172	(2)	169	(169)
(Decrease) increase in notes payable	—	(33)	(4,273)	4,005
(Decrease) increase in accounts payable	(23,253)	(55,101)	(92,137)	104,385
Increase (decrease) in accrued expenses and other payables	9,748	1,132	(8,891)	15,340
(Decrease) increase in income tax payable	(754)	437	(143)	3,160

Total adjustments	23,077	10,973	81,745	42,850

Net cash provided by operating activities	$32,324	$47,579	$82,042	$109,771

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2013 AND 2012

(In Thousands of US Dollars)

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(245)	$(5,407)	$(3,653)	$(58,444)
Decrease in deposits for purchase of property, plant and equipment	—	—	—	4,543
Cash received from (payment for) derivative financial instruments	260	—	679	(156)
Proceeds from disposal of property, plant and equipment and other assets	3,744	—	9,752	264
Proceeds from disposal of idle property, plant and equipment and other assets	783	—	1,352	—
Cash received from finance lease receivable	837	627	3,228	1,864
Increase in fixed deposits maturing over three months	(126,107)	(45,953)	(151,741)	(14,999)

Net cash used in investing activities	$(120,728)	$(50,733)	$(140,383)	$(66,928)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(6,791)	$(3,136)	$(27,093)	$(12,545)
Proceeds from issue of shares	—	—	2,598	—
Proceeds from (repayment of) Trust Receipt loans	—	3,558	(3,558)	3,558
Proceeds from (repayment of) bank loans	—	4,824	(4,824)	4,824

Net cash (used in) provided by financing activities	$(6,791)	$5,246	$(32,877)	$(4,163)

Net (decrease) increase in cash and cash equivalents	$(95,195)	$2,092	$(91,218)	$38,680
Cash and cash equivalents at beginning of period	163,144	155,239	157,838	118,510
Effect of exchange rate changes on cash and cash equivalents	758	507	2,087	648

Cash and cash equivalents at end of period	$68,707	$157,838	$68,707	$157,838

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2013 AND 2012

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive income was $9,247 and $36,606 for the three months ended December 31, 2013 and 2012 respectively.

2.	Business segment information:

The Company’s business was separated into the Telecommunication Components Assembly – (“TCA”) and Flexible Printed Circuit – (“FPC”) segments in 2012. Since the first quarter of 2013, the FPC segment has been discontinued and only one TCA segment still existed.

3. A summary of the net sales, net income (loss) and long-lived assets by geographical areas is as follows:

	Three months ended December 31		Year ended December 31
	2013	2012	2013	2012
NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong:
Unaffiliated customers	$234,947	$312,196	$855,847	$678,113
Intercompany sales	(10)	14,527	4,760	55,774

- Intercompany eliminations	10	(14,527)	(4,760)	(55,774)

Total net sales	$234,947	$312,196	$855,847	$678,113

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$8,995	$20,199	$43,602	$40,023
- Hong Kong	(336)	(456)	(2,386)	(2,590)

Total net income from continuing operations	$8,659	$19,743	$41,216	$37,433

	Dec. 31, 2013	Dec. 31, 2012
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$56,060	$71,151
- Hong Kong	3,967	4,293

Total long-lived assets	$60,027	$75,444